O’Melveny & Myers LLP JC Plaza, 12th Floor 1225 Nanjing Road West Shanghai 200040	T: +1 86 21 2307 7091 F: +1 86 21 2307 7300 omm.com	File Number: 0134980-00002

May 9, 2025 VIA EDGAR		Portia Ku D: +1 86 21 2307 7091 pku@omm.com

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Augustin Jane Park Kristin Lochhead Michael Fay

Re:	CAPSOVISION, INC. Draft Registration Statement on Form S-1 Submitted March 14, 2025 CIK No. 0001378325

To the addressees set forth above:

On behalf of our client, CapsoVision, Inc, a Delaware corporation (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 28, 2025, regarding the above-referenced Draft Registration Statement on Form S-1, as confidentially submitted via EDGAR to the Commission on March 14, 2025 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its revised registration statement on Form S-1 (the “Revised Registration Statement”) via EDGAR to the Commission for review.

For the Staff’s convenience, we have reproduced below the comments from the Staff in bold italics, in each case followed by the Company’s corresponding response. Where applicable, we have included references to pages in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Revised Registration Statement.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Draft Registration Statement on Form S-1 submitted March 14, 2025 Manufacturing and Supply, page 107

1.	We refer to your revised disclosure in response to prior comment 13, which we reissue in part. Please expand your disclosure relating to the minimum purchase requirements in the Toshiba Agreement.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the “Manufacturing and Supply” subsection of the Business section of the Revised Registration Statement on page 112. In particular, the Company has revised the disclosure to clarify that the Toshiba Agreement does not contain a minimum purchase commitment but rather, a provision that allows Toshiba to discontinue the supply of CMOS image sensors to the Company if the Company does not place purchase orders totaling more than a specified number of units in any consecutive 12 months.

Intellectual Property, page 110

2.

We note your response to prior comment 14, which we reissue. For each non-U.S. patent listed, please revise to disclose the expected expiration and the type of patent protection for each of the granted patents.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the “Intellectual Property” section of the Revised Registration Statement on pages 119 to 122.

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We appreciate the Staff’s comments and request that the Staff contact the undersigned at +86 21 2307 7091 or pku@omm.com with any questions or comments regarding this letter and/or the Revised Registration Statement.

Sincerely,

/s/ Portia Ku

Portia Ku of O’Melveny & Myers LLP

cc:

Kang-Huai (Johnny) Wang, President and Chief Executive Officer, CapsoVision, Inc.

Kevin Lundquist, Chief Financial Officer, CapsoVision, Inc.

Kurt Berney, O’Melveny & Myers LLP

Richard I. Anslow, Ellenoff Grossman & Schole LLP

Jonathan Deblinger, Ellenoff Grossman & Schole LLP

Joseph A. Smith, Ellenoff Grossman & Schole LLP